FORM 3     U.S. SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
     WASHINGTON,  D.C.  20549            OMB  NUMBER    3235-0104
           EXPIRES:    SEPTEMBER  30,  1998
     INITIAL  STATEMENT  OF  BENEFICIAL OWNERSHIP OF SECURITIES      ESTIMATED
AVERAGE  BURDEN
(Print  or  Type  Responses)                      HOURS  PER  RESPONSE    0.5
     Filed  pursuant  to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1.    Name  and  Address of Reporting Person*     2.  Date of Event Re-quiring
Statement  (Month/Day/Year)       4.  Issuer Name AND Ticker or Trading Symbol
          LASERSIGHT  INCORPORATED
      DAWSON-SAMBERG  CAPITAL  MANAGEMENT,  INC.                    LASE
  (Last)    (First)  (Middle)          5.  Relationship of Reporting Person(s)
to  Issuer          6.    If  Amendment,  Date  of  Original  (Month/Day/Year)
                       06/12/98     (Check all applicable)
     3.    IRS  or  Social  Se-curity  Number  of         Director 10% Owner
     354  PEQUOT  AVENUE                   Officer (giveX Other  (specify
(Street)         Reporting Person (Voluntary)        title below)  below)1
7.    Individual  or  Joint/Group  Filing  (Check  Applicable  Lines)
               X  Form  Filed  by  One  Reporting  Person
SOUTHPORT,    CT    06490                  ___  Form Filed by More than One
Reporting  Person
   (City)  (State)  (Zip)     TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
                                    OWNED
1.   Title of Security     2.  Amount of Securities Beneficially Owned     3.
Ownership  Form:    Direct (D) or Indirect (I)    (Instr. 5)     4.  Nature of
Indirect  Beneficial  Ownership    (Instr.  5)
(Instr.  4)          (Instr.  4)












1. Title of Derivative Security 2. Date Exercisable and Expiration Date (Month/Day/Year) 3. Title and Amount of Securities Underlying Derivative
Security          4.    Conver-sion  or  Exercise Price of Deri-vative     5.
Owner-ship Form of Deri-vative Security: 6. Nature of Indirect Beneficial Ownership
       (Instr.  4)                       (Instr. 4)                 (Instr. 5)
     Date Exer-cisable     Expiration Date     Title     Amount or Number of
  Security              Direct  (D)  or  Indirect  (I)  (Instr.  5)
                                        Shares
SERIES D CONVERTIBLE PARTICIPATING PREFERRED STOCK     6/12/98     6/12/01
     COMMON  STOCK          2,000,000          N/A        (I)              (1)
                                        (2)





Explanation  of  Responses:
(1) THE REPORTING PERSON IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940 AND HAS VOTING POWER AND INVESTMENT POWER WITH RESPECT TO SECURITIES IN CLIENTS' ACCOUNTS. THE REPORTING PERSON ALSO HAS, PURSUANT TO THE ISSUER'S CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES D CONVERTIBLE PREFERRED STOCK, THE ABILITY, WHICH IT INTENDS TO EXERCISE, TO PLACE A NOMINEE ON THE BOARD OF DIRECTORS OF THE ISSUER. THE REPORTING PERSON DISCLAIMS ANY OBLIGATION TO FILE THIS REPORT, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS SUBJECT TO
SECTION  16  WITH  RESPECT  EITHER  TO  THE  ISSUER  OR  SUCH  SECURITIES.

(2)          THE  REPORTING  PERSON  DISCLAIMS  BENEFICIAL  OWNERSHIP OF THESE
SECURITIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR THE PURPOSES OF RULE
         16A-1(A)(1)    OR    (A)(2)  OR  FOR  ANY  OTHER  PURPOSES.



          By:  /s/  Amiel  M.  Peretz
6/19/98
                    **Signature  of  Reporting  Person          Date

**          Intentional misstatements or omissions of facts constitute Federal
Criminal  Violations.
     See  18  U.S.C.  1001  and  15.  U.S.C.  78ff(a).